FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    December 2008

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT INDEX

Exhibit No.	Description

1	Consolidated Financial Statements (in Canadian dollars) For the Nine Months Ended October 31, 2008 and 2007

2	Management’s Discussion & Analysis For the Three and Nine Months Ended October 31, 2008 and 2007

3	Certification of Interim Filings Executed by Chief Executive Officer

4	Certification of Interim Filings Executed by Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2008	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 1

BRAZAURO RESOURCES CORPORATION

Consolidated Financial Statements
(in Canadian dollars)

For the Nine Months Ended October 31, 2008 and 2007

(Unaudited)

Reader’s Note: These interim consolidated financial statements for the nine months ended October 31, 2008 of Brazauro Resources Corporation (“Brazauro” or the “Company”) have been prepared by management and have not been subject to review by the Company’s auditor.

Brazauro Resources Corporation
Consolidated Balance Sheets (Unaudited)

	October 31, 2008	January 31, 2008

	(In Canadian Dollars)
Assets
Current assets:
Cash and cash equivalents	$7,293,218	$4,638,137
Accounts receivable	22,495	8,652
Prepaid expenses	49,356	96,337

Total current assets	7,365,069	4,743,126

Property and equipment:
Mineral properties and deferred expenditures (Note 2)	28,545,547	25,872,047
Equipment	134,233	100,115
Accumulated depreciation	(71,267)	(81,172)

Total property and equipment	28,608,513	25,890,990

Other assets	7,173	5,911

Total assets	$35,980,755	$30,640,027

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$501,583	$641,638
Asset retirement obligations	116,311	95,838
Note payable, less unamortized discount of $22,016
($1,163 at January 31, 2008) (Note 3)	1,193,784	1,000,637

Total current liabilities	1,811,678	1,738,113
Note payable, less unamortized discount of $69,383 at January 31,
2008 (Note 3)	—	932,417

	1,811,678	2,670,530

Shareholders’ equity:
Common share capital, no par value:
Authorized shares - unlimited
Issued and outstanding shares - 85,237,621
(76,437,621 at January 31, 2008)	82,910,848	74,806,728
Contributed surplus	9,246,617	8,631,213
Deficit	(57,988,388)	(55,468,444)

Total shareholders’ equity	34,169,077	27,969,497

Total liabilities and shareholders’ equity	$35,980,755	$30,640,027

Approved on behalf of the Board of Directors.	Director: “Mark E. Jones, III” Director: “Brian C. Irwin”

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Operations (Unaudited)
(In Canadian Dollars)

	Three Months Ended October 31,		Nine Months Ended October 31,
	2008	2007	2008	2007

	(In Canadian Dollars)
Revenues:
Interest income	$43,713	$70,161	$63,558	$233,184
Gain from sale of asset	10,890	—	10,890	—

	54,603	70,161	74,448	233,184

Expenses:
General and administrative (Note 5)	1,145,760	549,235	2,918,535	2,165,153
Finance charges	444	12,346	32,030	28,117
Write-down of mineral properties (Note 2)	—	74,940	20,922	88,867
Interest	24,840	58,251	73,349	132,375
Foreign exchange (gains) losses	(442,015)	465,892	(450,444)	1,031,760

	729,029	1,160,664	2,594,392	3,446,272

Net loss for the period	$(674,426)	$(1,090,503)	$(2,519,944)	$(3,213,088)

Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.03)	$(0.04)
Weighted-average number of shares outstanding	85,237,621	76,391,969	79,649,300	74,297,163

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Shareholders’ Equity (Unaudited)
(In Canadian Dollars)

	Common Shares		Contributed		Total Shareholders’
	Number	Amount	Surplus	Deficit	Equity

Balance at January 31, 2007	53,259,288	$53,729,055	$8,176,729	$(50,987,293)	$10,918,491
Issued for cash, net of share
issue cost	9,253,333	7,906,430	—	—	7,906,430
Issued for property acquisition	13,850,000	13,146,552	—	—	13,146,552
Stock-based compensation	—	—	465,675	—	465,675
Issued on exercise of stock
options	75,000	24,691	(11,191)	—	13,500
Net loss for the year	—	—	—	(4,481,151)	(4,481,151)

Balance at January 31, 2008	76,437,621	74,806,728	8,631,213	(55,468,444)	27,969,497
Issued for cash	8,800,000	8,321,800	—	—	8,321,800
Warrant modification cost	—	(217,680)	217,680	—	—
Stock-based compensation	—	—	397,724	—	397,724
Net loss for the period	—	—	—	(2,519,944)	(2,519,944)

Balance at October 31, 2008	85,237,621	$82,910,848	$9,246,617	$(57,988,388)	$34,169,077

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended October 31,		Nine Months Ended October 31,
	2008	2007	2008	2007

	(In Canadian Dollars)
Operating activities
Net loss for the period	$(674,426)	$(1,090,503)	$(2,519,944)	$(3,213,088)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation	3,660	4,948	12,356	16,306
Gain on sale of equipment	—	—
Stock-based compensation	191,117	14,765	397,724	341,514
Write-down of mineral properties	—	74,940	20,922	88,867
Interest	18,891	35,762	54,288	109,886
Changes in noncash operating working
capital:
Accounts receivable	(8,037)	(2,099)	(12,459)	—
Prepaid expenses	(12,607)	(18,606)	52,782	(29,481)
Deferred stock issuance costs	—	—	—	58,250
Accounts payable and accrued liabilities	(66,203)	69,083	21,006	79,145

Net cash used in operating activities	(547,605)	(911,710)	(1,973,325)	(2,548,601)

Investing activities
Mineral property acquisition and
exploration	(1,065,245)	(1,547,839)	(2,938,990)	(4,411,350)
Equipment and other	(56,377)	—	(56,377)	(7,721)

Net cash used in investing activities	(1,121,622)	(1,547,839)	(2,995,367)	(4,419,071)

Financing activities
Proceeds from issuances of common shares	—	13,500	8,321,800	7,919,930
Repayment of note payable	—	—	(1,005,100)	—

Net cash provided by financing activities	—	13,500	7,316,700	7,919,930

Effect of exchange rate changes on cash	216,268	(253,000)	307,073	(496,671)

Increase (decrease) in cash and cash
equivalents	(1,452,959)	(2,699,049)	2,655,081	455,587
Cash and cash equivalents, beginning
of period	8,746,177	8,000,994	4,638,137	4,846,358

Cash and cash equivalents, end of period	$7,293,218	$5,301,945	$7,293,218	$5,301,945

See accompanying notes.

See Note 8 for supplemental cash flow disclosure and non-cash investing and financing activities.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2008 and 2007

1.   Basis of Presentation

Brazauro Resources Corporation (“the Company”) is engaged in the acquisition and exploration of mineral properties with the potential for economically recoverable reserves. The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s Form 20-F for the fiscal year ended January 31, 2008. The Company assumes that the users of the interim financial information herein have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context.

In the opinion of management all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended October 31, 2008 are not necessarily indicative of the results that may be expected for the entire year ending January 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

The nature of the Company’s operations results in significant expenditures for the acquisition and exploration of properties. None of the Company’s properties have been proven to have economically recoverable reserves or proven reserves at the current stage of exploration. The recoverability of the carrying value of mineral properties and deferred expenditures is dependent upon a number of factors including the existence of recoverable reserves, the ability of the Company to obtain financing to renew leases and continue exploration and development, and the discovery of recoverable reserves.

2.   Mineral Properties and Deferred Expenditures

The Company cannot guarantee title to all of its Properties as the Properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company’s rights to such mineral rights may not materialize and the exact boundaries of the Company’s properties may be subject to adjustment. The Company does not maintain title insurance on its properties.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2008 and 2007

2.    Mineral Properties and Deferred Expenditures (continued)

Brazil Properties

Tocantinzinho Properties

In August 2003, the Company entered into an option to acquire exploration rights to a total of 28,275 hectares in the Tapajós gold district in Pará State, Brazil under an option agreement with two individuals (herein referred to as “optionors”). The option agreement entitled the Company to acquire a 100% interest in the exploration rights to such area (referred to herein as the “Tocantinzinho Properties”) over a four-year period in consideration for the staged payment of $465,000 (U.S.) and the staged issuance of 2,600,000 shares of the Company. As of October 31, 2008, the Company has made all payments due under the option agreement.

Additionally, the option agreement required the Company to assume all existing obligations of the optionors to certain Brazilian residents in respect of the mineral rights to the Tocantinzinho Properties (the “Underlying Agreements”) totaling $1,600,000 (U.S.) over a four-year period. As of October 31, 2008, the Company has made all payments due under the Underlying Agreements.

In fiscal 2006, the Company received exploration licenses in respect of the central 4,000 hectare area of the Tocantinzinho Properties on which it has been focusing its exploration efforts as well as for a 9,315 hectare area forming the north eastern and eastern boundary of the Tocantinzinho Properties. Under the option agreement, the Company also holds rights to acquire two other applications for exploration licenses filed with the regulatory authorities in Brazil: one covering 4,275 hectares that lies to the south of the central 4,000 hectare area and one (the “Extension Area”) covering 10,000 hectares that lies immediately to the east but continues well south of the central 4,000 hectare area. The mineralized zone discovered by the Company on the Tocantinzinho Properties starts on the central 4,000 hectare area and extends eastward beyond the boundary of the central 4,000 hectare area into the Extension Area. The Company is subject under DNPM regulations related to periodic renewal requirements for its exploration licenses, and certain of those exploration licenses’ initial three year terms expired during the first quarter of fiscal 2009. The Company has complied with the renewal requirements and expects to receive extensions of those licenses during the calendar year 2009.

During fiscal year 2006, the Company became aware that Talon Metals Corp. (“Talon”, formerly BrazMin Corp.) also had applied for exploration licenses to areas of the Tocantinzinho Properties, including all of the area of the mineralized zone discovered by the Company that lies within the Extension Area. In response, the Company undertook an extensive review of its title position.

At the end of fiscal 2006, as a result of a title review by the Company, it came to the Company’s attention that a long dormant application for a mining license that covered the Extension Area had never been processed by the Departamento Nacional de Produção Mineral (“DNPM”) and was still valid. According to advice from Brazilian counsel, the dormant application carried paramount title to the Extension Area. The Company, through its subsidiary, Brazauro Recursos Minerais Ltda. (formerly Jaguar Resources do Brasil Ltda.), reached an agreement (“the Extension Area Agreement”) with the holder of such application, Mineração Cachambix Ltda. (“Cachambix”) to acquire its rights to obtain a mining license over the Extension Area, subject to receipt of confirmation from the DNPM of the continued validity of the application for the mining license and the completion of the assignment of the mining license to Brazauro Recursos Minerais Ltda. The Company made a payment of $150,000 (U.S.) to Cachambix in fiscal 2007 upon execution of the Extension Area Agreement.

In September 2006, the Company entered into an agreement (“the Title Consolidation Agreement”) with Talon whereby the Company would acquire the shares of Talon’s subsidiaries with interests in the area of the Tocantinzinho Properties, being Resource Holdings 2004 Inc. and its subsidiary, Empresa Internacional de Mineração do Brasil Ltda., in exchange for 13,150,000 shares of the Company.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2008 and 2007

2.    Mineral Properties and Deferred Expenditures (continued)

In December 2006, the Company was informed by the DNPM that the application to which the Extension Area Agreement relates had been confirmed as the paramount title. The Company and Cachambix reached an agreement to modify the Extension Area Agreement in February 2007. Under this modified agreement, the Company acquired all of the outstanding shares of Cachambix by payment of $850,000 (U.S.) plus its agreement to make two future payments of $1,000,000 (U.S.) each to be made to the former shareholders of Cachambix in February 2008 and 2009. The Company’s obligation to make the future payments is secured by the Cachambix shares. The Company made the payment of the first $1,000,000 (U.S.) in February 2008.

In February 2007, under the terms of the Title Consolidation Agreement, the Company acquired Resource Holdings 2004 Inc. and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda., from Talon in exchange for 13,150,000 common shares of the Company and payment of $50,000 (U.S.).

The option agreement provides that the optionors may be entitled to a sliding scale gross revenues royalty ranging from 2.5% for gold prices below $400 (U.S.) per ounce to 3.5% for gold prices in excess of $500 (U.S.) per ounce from production in respect of the mineral rights relating to the applications subject to the option agreement. Since the application for the license subject to the option agreement covering the Extension Area (the eastern portion of the deposit) will not be successful due to the presence of a prior owner with mineral rights to that area (being Cachambix, now owned by the Company), the 3.5% NSR is not payable on the Extension Area. The Company estimates that approximately 60 to 65% of the deposit lies within the Extension Area.

Under a separate option agreement, the Company held exploration permits for an additional 16,052 hectares adjacent to the western border of the above Tocantinzinho Properties. The Company agreed to make payments totaling $300,000 (U.S.) over a period of approximately four years to an individual as a finder’s fee related to this 16,000 hectare property. As of October 31, 2008, the remaining commitment under this agreement was $15,000 (U.S.), and this amount was paid during the November 2008. This additional property is not subject to the option agreement and therefore is not subject to the royalty. The Company received an exploration license from the Brazilian regulatory authority with respect to the additional 16,052 hectares in fiscal year 2005, which expired in October 2007. The Company has applied for a new exploration license.

In July 2008, the Company reached an agreement with Eldorado Gold Corporation (“Eldorado”) and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties. The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit for proceeds of $8,360,000 and is discussed in Note 4 below.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company. Subject to completing the earn-in Eldorado will be entitled to exercise the option to acquire an initial 60% in the Project by paying $40 million dollars to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million dollars, subject to increase to up to $40 million dollars based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million dollars.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2008 and 2007

2.   Mineral Properties and Deferred Expenditures (continued)

Circulo/ Bom Jardim Property

In fiscal 2007, the Company applied for exploration licenses with the DNPM for a total of approximately 38,096 hectares in Pará State located approximately 190 kilometers southwest from the city of Itaituba. The exploration licenses were granted by the DNPM in September 2007.

On May 9, 2008, the Company and a third party entered into a letter of intent (“the LOI”) whereby the Company will acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below. The Company will issue $1,000,000 in common shares for the Bom Jardim Property.

The number of Company shares to be issued to the third party will be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the LOI (being $0.48). The parties have agreed to negotiate a definitive agreement governing the terms of the transaction in detail, which is anticipated to be executed during 2009 after the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence. Completion of the acquisition is conditional on the completion of the reorganization by the third party of the corporate structure within which the Bom Jardim Property is presently held. On closing, the Company will acquire the subsidiary of the third party that holds all of the outstanding shares (or quotas) of the Brazilian “limitada” in which the Bom Jardim Property will be held in exchange for the Company shares.

The third party will have the one-time option, two years after closing the sale of the Bom Jardim Property, to back-in to earn a 60% interest in the company indirectly holding the Bom Jardim Property by spending on the Bom Jardim Property, over the next three years, an amount equal to two times the expenditures made by the Company on the Bom Jardim and Circulo properties from closing to the second anniversary of closing. If the third party elects not to back-in, the third party will be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property. If the third party acquires the 60% interest, it will have the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Bom Jardim Property or by spending a further $10 million on the Bom Jardim Property over the succeeding three year period. Thereafter, the parties will contribute proportionately to further expenses. The Company will have the option to request the third party to lend to the Company sufficient funds to meet the Company’s share of the cost of placing the Property into production, in which case the third party’s interest will be increased to 75%.

Piranha Property

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 20,688 hectare Piranha Property, located in Pará State, Brazil. The Company has an option to earn 100% of the Piranha Property, with no residual production royalty obligations, by payment of a total of $1,800,000 (Brazilian Reals) over three years. An initial payment of approximately $11,000 (U.S.) was made in July 2008. The remaining payments under the option agreement total approximately $819,000 (U.S.) and are due as follows (all amounts are in U.S. dollars based on the exchange rate as of October 31, 2008): $31,000, $51,000, $73,000 and $664,000, due in fiscal years 2010, 2011, 2012 and 2013, respectively. The Company can terminate the option agreement at any time without further obligation.

Crepori Property

In July 2006, the Company entered into an option agreement under which it could acquire the exploration license to the 8,175 hectare Crepori Property, located in Pará State, approximately 220 kilometers from Itaituba. The Company had an option to earn 100% of the Crepori Property, with no residual production royalty obligations, by payment of a total of $800,000 (Brazilian Reals) over three years. During fiscal 2008, the Company conducted exploration activities at the Crepori Property, and based upon the results of the exploration results elected to terminate the option agreement in April 2008. Accordingly, the capitalized acquisition and exploration costs totaling $576,694 and $20,922 were written off in fiscal 2008 and 2009, respectively, and the Company has no further obligations under the option agreement.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2008 and 2007

2.    Mineral Properties and Deferred Expenditures (continued)

Sucuri Property

In July 2006, the Company entered into an option agreement under which it could acquire the exploration license to the 5,400 hectare Sucuri Property, located in Pará State, approximately 390 kilometers from the city of Itaituba, the city nearest to the Company’s Tocantinzinho Properties. The Company had an option to earn 100% of the Sucuri Property by payment of a total of $1,000,000 (Brazilian Reals) over three years. The Company could terminate the option agreement at any time without further obligation. There are no production royalties in the option agreement.

In fiscal 2007, the Company reviewed its exploration results related to the Sucuri property and determined that exploration activities would be suspended during fiscal 2008. Accordingly, the capitalized exploration costs totaling $707,863 were written off in fiscal 2007. In fiscal 2008, after additional review of the viability of the property, the Company advised the optionor that the Company would release the Sucuri property and no further payments would be made under the agreement. The accumulated acquisition and exploration costs totaling $107,888 were written off in fiscal 2008.

Arkansas Properties

The Company maintained interests in several Arkansas Properties during the period from fiscal 1993 through fiscal 2003. In December 2002, based upon the cumulative exploration results obtained on the Arkansas Properties, the Company made the decision to cease operations in Arkansas. The Company recorded a reserve for leasehold reclamation costs of approximately $140,000 in fiscal 2005.

Mineral properties and deferred expenditures were as follows:

	Balance at January 31, 2008	Additions	Impaired/ Write-Offs	Balance at October 31, 2008
Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$ 20,479,634	$ 50,217	$ —	$ 20,529,851
Exploration costs:
Drilling	2,484,341	1,424,766	—	3,909,851
Field expenses	1,919,018	573,552	—	2,492,570
Geological	620,282	127,208	—	747,490
Assay	332,001	142,995	—	474,996
Total exploration costs	5,355,642	2,268,521	—	7,624,163
Total Tocantinzinho Properties	25,835,276	2,318,738	—	28,154,014

Crepori Property:
Acquisition costs	—	—	—	—
Exploration costs:
Field expenses	—	13,086	(13,086)	—
Assay	—	7,836	(7,836)	—
Total exploration costs	—	20,922	(20,922)	—
Total Crepori Property	—	20,922	(20,922)	—

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2008 and 2007

2.    Mineral Properties and Deferred Expenditures (continued)

Circulo/ Bom Jardim Property:
Acquisition costs	34,730	—	—	34,730
Exploration costs:
Field expenses	—	97,943	—	97,943
Geological	1,349	228,713	—	230,062
Total exploration costs	1,349	326,656	—	328,005
Total Circulo/ Bom Jardim Property	36,079	326,656	—	362,735

Piranha Property:
Acquisition costs	—	11,468	—	11,468
Exploration costs:
Field expenses	—	459	—	459
Geological	—	16,179	—	16,179
Total exploration costs	—	16,638	—	16,638
Total Piranha Property	—	28,106	—	28,106

Other:
Acquisition costs	692	—	—	692
Total acquisition costs	20,515,056	61,685	—	20,576,741
Total exploration costs	5,356,991	2,632,737	(20,922)	7,968,806
Total costs	$ 25,872,047	$ 2,694,422	$ (20,922)	$ 28,545,547

3.   Notes Payable

As discussed in Note 2, in February 2007, the Company entered into an agreement to purchase the shares of Cachambix. The agreement provides for two payments of $1,000,000 (U.S.) each, to be paid in February 2008 and 2009, to the former shareholders of Cachambix. The Company paid the first payment of $1,000,000 (U.S.) in February 2008. The liabilities due under the Cachambix agreement have been recorded as notes payable as follows (all amounts are in Canadian dollars unless otherwise indicated):

	October 31, 2008	January 31, 2008

Note payable, current, $1,000,000 (U.S.) face amount, non-interest bearing	$1,215,800	$1,001,800
Less unamortized discount based on imputed interest rate of 7.6%	(22,016)	(1,163)

Note payable, less unamortized discount	$1,193,784	$1,000,637

Note payable, long-term, $1,000,000 (U.S.) face amount, non-interest bearing	$—	$1,001,800
Less unamortized discount based on imputed interest rate of 7.6%	—	(69,383)

Note payable, long-term, less unamortized discount	$—	$932,417

4.   Share Capital

During the first quarter of fiscal 2008 the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000. The Company paid a brokerage commission on the placement of $372,960 plus additional share issuance costs totaling $48,610. Each unit consists of one common share and one half of one share purchase warrant. As issued each of the 4,626,666 whole warrants entitled the holder to purchase one additional share of the Company at $1.60 until March 2008.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2008 and 2007

4.   Share Capital (continued)

In the first quarter of fiscal 2009, the Company received approval from the TSX Venture Exchange to amend the 4,626,666 warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25. The fair value of the 4,626,666 amended warrants of $217,680 was recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model and the following assumptions: expected dividend yield, 0%; expected volatility, 77%; risk-free interest rate, 3%; expected life of warrant, approximately 1 year.

In the first quarter of fiscal 2009, a total of 300,000 options were granted to a consultant with an exercise price of $0.51 and an expiration date of February 15, 2013. In the second quarter of fiscal 2009, the Company received regulatory approval to reduce the exercise price of a total of 650,000 options to $0.57 from a range of exercise prices of $0.85 to $0.86. The reduction in exercise price on 550,000 of the options held by an officer of the Company received shareholder approval in August 2008. In August 2008, a total of 200,000 options with an exercise price of $0.50 and an expiration date of August 8, 2013 were granted to a director. As of October 31, 2008, the Company had a total of 9,365,482 common stock options outstanding at prices ranging from $0.42 to $2.00 with expiration dates from November 2008 to February 2013.

As discussed in Note 2, in the second quarter of fiscal 2009 the Company closed a private placement with Eldorado by the issuance of 8,800,000 units of the Company (the “Units”) at the price of $0.95 per Unit for gross proceeds of $8,360,000. The Company paid stock issuance costs totaling $38,200. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant. Each full warrant is exercisable to acquire one additional share at a price of $1.30 per share for a period of eighteen months.

5.   General and Administrative Expenses

General and administrative expenses consisted of the following:

	Three Months Ended October 31,		Nine Months Ended October 31,
	2008	2007	2008	2007
Consulting fees	$ 295,037	$ 73,159	$ 431,121	$ 421,226
Depreciation	3,660	4,948	12,356	16,306
Entertainment	15,495	15,405	62,078	36,105
Insurance	9,221	10,300	24,349	26,781
Office	37,862	55,749	113,842	138,018
Professional fees	191,770	72,893	494,610	208,464
Rent	11,878	10,986	34,628	30,472
Repairs and maintenance	5,908	4,781	18,618	9,804
Salaries	466,648	222,846	1,105,140	931,472
Shareholder relations	52,602	26,497	419,970	200,156
Travel	55,679	51,671	201,823	146,349
Total	$ 1,145,760	$ 549,235	$ 2,918,535	$ 2,165,153

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2008 and 2007

6.   Stock Based Compensation

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the three and nine months ended October 31, 2008 and 2007:

	Three Months Ended October 31,		NineMonths Ended October 31,
	2008	2007	2008	2007

Consulting	$10,073	$—	$46,274	$124,810
Salaries	181,044	14,765	351,450	216,704

	$191,117	$14,765	$397,724	$341,514

These amounts have also been recorded as contributed surplus on the balance sheet.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Nine Months Ended October 31,
	2008	2007
Expected dividend yield	0%	0%
Expected volatility	72 to 76%	69 to 70%
Risk-free interest rate	2.9 to 3.1%	4.00 to 4.5%
Expected life	3.5 years	2.5 years
Weighted average fair value of options granted	$ 0.29	$ 0.38

7.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States GAAP. The material differences in respect to these financial statements between Canadian and United States GAAP, and their effect on the Company’s financial statements, are summarized below.

Mineral Properties and Deferred Expenditures

Under Canadian GAAP, companies have the option to defer mineral exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point property costs would be written off. Under United States GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its properties. Accordingly, under United States GAAP, all exploration costs incurred are expensed.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2008 and 2007

7.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

The significant differences in the consolidated statements of loss relative to US GAAP were:

	Nine months ended October 31

	2008	2007

Net loss in accordance with Canadian GAAP	$(2,519,944)	$(3,213,088)
Deduct:
Deferred exploration expenditures capitalized during the period	(2,611,815)	(1,607,292)

Net loss in accordance with United States GAAP	$(5,131,759)	$(4,820,380)

Basic and diluted net loss per share (United States GAAP)	$(0.06)	$(0.06)

Weighted average shares outstanding (United States GAAP)	79,649,300	74,297,163

The significant differences in the consolidated balance sheet relative to US GAAP were:

	October 31, 2008	January 31, 2008

Shareholders’ equity - Canadian GAAP	$34,169,077	$27,969,497
Deferred exploration expenditures	(7,968,806)	(5,356,991)

Shareholders’ equity - United States GAAP	$26,200,271	$22,612,506

Mineral properties and deferred exploration expenditures -
Canadian GAAP	$28,545,547	$25,872,047
Deferred exploration expenditures expensed per United
States GAAP	(7,968,806)	(5,356,991)

Acquisition costs of mineral properties - United States GAAP	$20,576,741	$20,515,056

The significant differences in the consolidated statement of cash flows relative to US GAAP were:

	Nine months ended October 31,
	2008	2007

Net cash used in operations
Canadian GAAP	$(1,973,325)	$(2,548,601)
Deferred exploration expenditures	(2,632,737)	(1,621,219)

US GAAP	(4,606,062)	(4,169,820)

Net cash used in investing activities
Canadian GAAP	(2,995,367)	(4,419,071)
Deferred exploration expenditures	2,632,737	1,621,219

US GAAP	(362,630)	(2,797,852)

Net cash provided by financing activities
Canadian GAAP and U.S. GAAP	7,316,700	7,919,930

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2008 and 2007

8.   Supplemental Cash Flow and Non-Cash Investing and Financing Disclosure

	Nine months ended October 31,

	2008	2007

Supplemental cash flow disclosure:
Interest paid in cash	$—	$—
Income taxes paid	—	—
Non-cash investing activities:
Shares and notes payable issued for mineral properties	$—	$15,338,257

9.   Subsequent Event

In November 2008, the Company’s board of directors approved the adoption of a Shareholder Rights Plan (the “Rights Plan”). The Company intends to seek shareholder ratification of the Rights Plan at the next meeting of its shareholders. If the Rights Plan is ratified by the shareholders within six months of the date of adoption, it will have an initial term which expires at the annual general meeting of shareholders of the Company to be held in 2012, unless terminated earlier. The Rights Plan may be extended beyond 2012 by resolution of shareholders at such meeting. The TSX Venture Exchange has accepted for filing the Rights Plan, subject to shareholder ratification.

The Rights Plan has been implemented by way of a rights plan agreement (the “Rights Plan Agreement”) which has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the “Board”) considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company’s shareholders. The Rights Plan Agreement was adopted to ensure equal treatment of shareholders and to provide the Board with sufficient time, in the event of a take-over bid or tender offer for voting shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company’s common shares with the best opportunity to realize the maximum sale price for their shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganization or restructuring. The directors need time to consider, and if appropriate, pursue such alternatives.

EXHIBIT 2

BRAZAURO RESOURCES CORPORATION

Management’s Discussion & Analysis

For the Three and Nine Months Ended October 31, 2008 and 2007

As of December 22, 2008

The following discussion of the results of operations of Brazauro Resources Corporation for the three and nine months ended October 31, 2008 and 2007 should be read in conjunction with the management-prepared consolidated financial statements and notes thereto for the periods ended October 31, 2008 and 2007 for Brazauro Resources Corporation (“the Company”) and with the consolidated financial statements and notes thereto for the years ended January 31, 2008, 2007 and 2006. The consolidated financial statements referred to above are available for review under the Company’s profile at www.sedar.com.

Forward-Looking Statements

Certain statements in the following Management’s Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives; the success (or lack thereof) with respect to the Company’s exploration and development operations on its properties; the Company’s ability to raise capital and the terms thereof; the acquisition of additional mineral properties; changes in business strategy or development plans; exploration and other property writedowns; the continuity, experience and quality of the Company’s management; changes in or failure to comply with government regulations or the lack of government authorization to continue certain projects; the outcome of litigation matters, and other factors referenced from time to time in the Company’s filings with securities regulators. The use in the following Management’s Discussion and Analysis of such words as “believes”, “plans”, “anticipates”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The success of the Company is dependent on the efforts of the Company, its employees and many other factors including, primarily, its ability to raise additional capital and establishing the economic viability of any of its exploration properties.

A.   Business Overview and Summary

The Company is engaged in the business of exploring for and, if warranted, developing mineral properties and is concentrating its current acquisition and exploration efforts on those properties which the Company believes have large scale gold potential. The Company has been focusing on its properties located in the Tapajós Gold District of Brazil’s northerly Pará State.

The Company’s current properties are in the exploration stage and have not been proven to be commercially developable to date. The Company's existing properties are gold prospects in Brazil which were acquired between fiscal years 2004 and 2009. The Company defers and capitalizes expenditures associated with the direct acquisition, evaluation and exploration of mineral properties. When an area is disproved or abandoned, the acquisition costs and related deferred expenditures are written-off. The net capitalized cost of each mineral property is periodically compared to management's estimation of the net realizable value and a write-down is recorded if the net realizable value is less than the cumulative net capitalized costs.

The Tapajós Gold District has a rich history of alluvial gold production. During the 1970’s and 1980’s, the Tapajós area annually produced approximately 30% to 40% of Brazil’s total gold output. Geologically, the Tapajós region is situated within the gold-productive, Archaean to Middle Proterozoic-aged Brazilian Shield that extends from Brazil through Guyana and into Venezuela. In the immediate area of the Company’s projects, granitic basement rocks are intruded by subvolcanic andesitic and rhyolitic bodies, all of lower Proterozoic age. The widespread alluvial gold deposits point to the area’s strong bedrock exploration potential.

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The Company is subject to regulation by the Federal mineral land agency in Brazil, the Departamento Nacional de Produção Mineral ("DNPM"). The Company’s holds exploration licenses or applications for exploration licenses granted by the DNPM for the Tocantinzinho and the Circulo Properties. Certain of the licenses for the Tocantinzinho Property are subject to periodic requirements for renewal, and the Company anticipates receiving the renewals in the 2009 calendar year.

Since its inception, the Company has had limited revenues from operations other than interest income on invested cash balances.

B.   Results of Operations

The Company’s mineral properties and deferred expenditures increased to $28,545,547 at October 31, 2008 from $25,872,047 at January 31, 2008 primarily as a result of exploration costs totaling approximately $2,269,000 and $327,000 related to the activities on the Company’s Tocantinzinho and Circulo/Bom Jardim properties, respectively. As of October 31, 2008, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $28,154,014. During the third quarter of fiscal 2009, the Company’s exploration costs totaled approximately $251,000.

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 20,688 hectare Piranha Property, located in Pará State. The Company has an option to earn 100% of the Piranha Property, with no residual production royalty obligations, by payment of a total of $1,800,000 (Brazilian Reals) over three years.

The Company completed a diamond drill program consisting of twenty holes (approximately 4000 meters) at the Tocantinzinho Properties during fiscal 2005 in which 19 of 20 holes encountered mineralization. The Company completed a follow-up fourteen-hole Phase III drilling program at the Tocantinzinho Properties in fiscal 2006. In fiscal 2007, the Company completed the Phase IV diamond drilling campaign, consisting of twelve core holes for a total of 3,022 meters, at the Tocantinzinho Properties.

In December 2006, the Company received a NI 43-101 qualified estimate of the gold resource at the Tocantinzinho Properties. The Company completed an 18-hole drilling campaign at the Tocantinzinho Properties in fiscal 2008. Bulk flotation and cyanidation tests were conducted on ore from the Tocantinzinho Properties during August 2007. Additionally, the Company commissioned an independent, preliminary scoping study at the Tocantinzinho Properties, and results from the study were released in the September 2007. The Company commissioned and received an additional preliminary scoping study at the Tocantinzinho Properties, and results from that study were released in December 2007.

During fiscal 2009 the Company completed an 8,500 meter core drilling campaign on the Tocantinzinho Property that was designed to upgrade inferred resources to the indicated category and to probe deeper into the mineralized zone with a view to increasing the total resources down to the level of 300 meters below surface. Results of the 26 drill holes completed in the fiscal 2009 drilling campaign were released in October, 2008.

In February 2007, the Company completed its acquisition of the mineral rights to the Extension Area within the Tocantinzinho Property as a result of the acquisition of the following three corporations. The Company acquired Resource Holdings 2004 Inc. ("RH 2004", a British Virgin Islands corporation), and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. ("EIMB", a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and payment of $50,000 (U.S.) to a third party. Additionally, the Company acquired Mineração Cachambix Ltda. ("Cachambix", a Brazil corporation) from third parties by payment of $850,000 (U.S.) and its agreement to make two future payments of $1,000,000 (U.S.) each, due in February 2008 (paid) and 2009.

The Company has not received any revenues from mining operations since inception. During the three and nine months ended October 31, 2008 and 2007, the Company's revenues were comprised primarily of interest income on proceeds received from prior financings. Interest revenue decreased from

2

approximately $233,000 for the nine months ending October 31, 2007 to approximately $64,000 for the nine months ending October 31, 2008 as a result of the decrease in the average balances of the Company’s cash and cash equivalents during the respective nine month periods. During March 2007, the Company received proceeds of approximately $8,300,000 related to a private placement discussed in “C. Financial Condition; Liquidity and Capital Resources” below, and those proceeds were used to fund the Company’s exploration and general and administrative expenses through July 31, 2008. Interest revenue totaled approximately $44,000 and $ 70,000 during the three months ended October 31, 2008 and 2007, respectively. The increase in interest revenue in the third quarter of fiscal 2009 as compared to the first two quarters of fiscal 2009 is due to the increase in the Company’s cash and cash equivalents balances resulting from the closing of an private placement in July 2008 as discussed in “C. Financial Condition; Liquidity and Capital Resources” below.

General and administrative expenses totaled approximately $1,146,000 during the third quarter of fiscal 2009 as compared to approximately $549,000 during the third quarter of fiscal 2008, representing an increase of approximately $597,000 or 109%. Included in general and administrative expenses during the third quarters of fiscal 2009 and 2008 were approximately $191,000 and $15,000, respectively, of stock compensation expense recorded using the fair value method. The Company’s common stock options vest over a period of 18 months, with 25% of the common stock options vesting upon the date of issuance and 12.5% of the common stock options vesting each quarter thereafter. The increase in the stock compensation expense in the third quarter of fiscal 2009 as compared to the third quarter of fiscal 2008 is due to the increase in the numbers of options granted and repriced over the past two fiscal years. After adjusting for the effects of stock compensation expense on general and administrative expenses, the remaining general and administrative expenses totaled approximately $955,000 and $534,000 for the quarters ended October 31, 2008 and 2007, respectively, which represents an increase of $421,000 or 79%. The increase is due primarily to the following: (i) the Company incurred consulting fees during the third fiscal quarter of 2009 totaling approximately $156,000 related to the Eldorado transaction (discussed in “C. Financial Condition; Liquidity and Capital Resources” below); (ii) directors’ fees totaling $112,000 were awarded in the third quarter of fiscal 2009 and no directors’ fees were awarded during the similar period in 2008; and (iii) an increase in professional fees totaling approximately $90,000 related to the Eldorado transaction which closed in July 2008 and the proposed Circulo/Bom Jardim transaction (discussed in “H. Proposed Transaction” below).

General and administrative expenses totaled approximately $2,919,000 for the nine months ended October 31, 2008 as compared to a total of approximately $2,165,000 for the nine months ended October 31, 2007, an increase of approximately $754,000 or 35%. The increase is due primarily to the following: (i) the Company incurred consulting fees during fiscal 2009 totaling approximately $156,000 related to the Eldorado transaction; (ii) directors’ fees totaling $112,000 were awarded in fiscal 2009 and no directors’ fees were awarded during the similar period in 2008; (iii) an increase in professional fees totaling approximately $286,000 related to the increased activity in the Company during fiscal 2009, primarily legal fees related to the Eldorado transaction and the proposed Circulo/Bom Jardim transaction and geology consulting fees incurred in evaluating prospective property acquisitions in Brazil; and (iv) a promotional campaign to investors conducted during fiscal 2009 costing approximately $250,000. These increases were offset by bonuses granted in the first quarter of fiscal 2008 to directors, officers, employees and consultants of approximately $167,000.

The Company anticipates that general and administrative expenses during the remaining quarter of fiscal 2009 will remain constant with the level experienced during the third quarter of fiscal 2009.

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Selected Quarterly Financial Information

For the three months ended	Net Revenues	Net Loss	Basic and Diluted Net Loss Per Share
	(In Canadian dollars)
	(000's except for net loss per common share data)
January 31, 2007	49	(1,415)	(0.03)
April 30, 2007	70	(1,263)	(0.02)
July 31, 2007	93	(859)	(0.01)
October 31, 2007	70	(1,091)	(0.01)
January 31, 2008	45	(1,268)	(0.02)
April 30, 2008	13	(1,013)	(0.01)
July 31, 2008	7	(832)	(0.01)
October 31, 2008	55	(674)	(0.01)

Differences Between Canadian and United States Generally Accepted Accounting Principles

At the present stage of the Company's business development, there are no significant differences between Canadian and United States generally accepted accounting principles that impact the Consolidated Balance Sheets, the Consolidated Statements of Operations, the Consolidated Statements of Shareholders' Equity and the Consolidated Statements of Cash Flows except for the deferral and capitalization of mineral properties and deferred expenditures as discussed in Note 7 to the Notes to Consolidated Financial Statements.

Fluctuations in Foreign Currency Exchange Rates.

The Company raises its equity in Canadian dollars and its exploration expenditures are generally denominated in United States dollars. As a result, the Company’s expenditures are subject to foreign currency fluctuations. Foreign currency fluctuations may materially and adversely increase the Company’s operating expenditures and reduce the amount of exploration activities that the Company is able to complete with its current capital. The Company does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

Impact of Inflation.

As the Company is not anticipating recording sales and revenues from operations in the short term, a discussion of the effect of inflation and changing prices on its operations is not relevant.

Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be adversely impacted.

The Company’s business plan to acquire additional exploration prospects, continue exploration activities on its current projects, and, if warranted, undertake development and mining operations, is subject to numerous risks and uncertainties, including the following:

Lack of Proven Properties and Development Funds. At this point, all of the Company's exploration prospects and property interests (collectively the "Properties") are gold prospects in Brazil, and the Company has no income from operations. Certain of the Company's planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company.

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Limited Exploration Prospects. The Company's existing properties are all gold prospects in Brazil. Accordingly, the Company does not have a diversified portfolio of exploration prospects either geographically or by mineral targets. The Company's operations could be significantly affected by changes in the market price of gold, as the economic viability of the Company's projects is heavily dependent upon the market price of gold. Additionally, the Company's projects are subject to the laws of Brazil and can be negatively impacted by the existing laws and regulations of that country, as they apply to mineral exploration, land ownership, royalty interests and taxation, and by any potential changes of such laws and regulations.

Title to Properties. The Company cannot guarantee title to all of its Properties as the Properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company's rights to such mineral rights may not materialize and the exact boundaries of the Company's properties may be subject to adjustment. The Company does not maintain title insurance on its properties.

Environmental Laws. The exploration programs conducted by the Company are subject to national, state and/or local regulations regarding environmental considerations in the jurisdiction where they are located. Most operations involving exploration or production activities are subject to existing laws and regulations relating to exploration and mining procedures, reclamation, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming, and may delay commencement or continuation of exploration or production operations. However, at this time, the Company is exploring its Properties and does not anticipate preparing environmental impact statements or assessments until such time as the Company believes one or more of its Properties will prove to be commercially feasible.

Exploration and Development Risks. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, the Company has prepared a preliminary economic assessment of one of the Company’s properties, the Tocantinzinho Property. The remaining properties are early stage exploration prospects and the Company has formed no estimate of a potential ore body. The grade of any ore ultimately mined may differ from that indicated by drilling results. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation. Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Competition. The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Political Risk. Properties in which the Company has an interest are located in the Amazon basin in Brazil, which may be of particular interest or sensitivity to one or more interest groups. Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as business laws, environmental laws, native land claims entitlements or procedures and mineral rights and mining laws, affecting the Company’s business in that area. Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if

5

significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities in such areas.

Potential Dilution to Existing Shareholders. The Company may require additional financing in order to complete full exploration of its mineral properties.  The Company anticipates that it may sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in dilution to existing shareholders.

Insurance Coverage. Mineral exploration is subject to risks of human injury, environmental and legal liability and loss of assets. The Company may elect not to have insurance for certain risks because of the high premiums associated with insuring those risks or, in some cases, insurance may not be available for certain risks. Occurrence of events for which we are not insured could have a material adverse effect on the Company's financial position or results of operations.

Key Executives. The Company is dependent on the services of key executives, including its Chairman, Mark E. Jones, III, its Director and retired President, Leendert G. Krol, and its Vice President of Exploration, Elton L. S. Pereira. Each of the above individuals has many years of background in the mining industry. The Company may not be able to replace that experience and knowledge with other individuals.

C.   Financial Condition; Liquidity and Capital Resources.

As of October 31, 2008, the Company had working capital of $5,553,391 as compared to working capital of $3,005,013 at January 31, 2008. At October 31, 2008, the Company had current assets of $7,365,069, including $7,293,218 in cash and cash equivalents and $71,851 in other current assets compared to total current liabilities of $1,811,678. Included in current liabilities is a note payable of $1,193,784 with a due date of February 6, 2009.

In July 2008, the Company closed a private placement with Eldorado Gold Corporation (“Eldorado”) by the issuance of 8,800,000 units of the Company (the “Units”) at the price of $0.95 per Unit for gross proceeds of $8,360,000. The Company paid stock issuance costs totaling $38,200. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant. Each full warrant is exercisable to acquire one additional share at a price of $1.30 per share for a period of eighteen months. The shares, warrants and any shares issued upon exercise of the warrants are subject to a four month hold period during which the securities may not be traded except as permitted by the Securities Act and the Rules made thereunder and the TSX Venture Exchange.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company. Subject to completing the earn-in Eldorado will be entitled to exercise the option to acquire an initial 60% in the Project by paying $40 million dollars to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million dollars, subject to increase to up to $40 million dollars based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million dollars.

In March 2007 the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,327,999. The Company paid a brokerage commission on the placement of $372,960 plus additional share issuance costs totaling $48,609. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant would entitle the holder to purchase one additional share of the Company at $1.60 for one year. During fiscal 2009, the Company received approval from the TSX Venture Exchange to amend the warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25 per share.

6

All financings described herein were private placements and were made pursuant to the private placement laws of Canada and pursuant to the exemptions provided by Section 4(2) and Regulation S under the United States Securities Act of 1933.

The Company has no properties that have proven to be commercially developable and has no significant revenues from mining operations. The rights and interests in the Tocantinzinho, Piranha and Circulo/ Bom Jardim Properties in Brazil constitute the Company's current mineral holdings. While the Company believes its has sufficient working capital as of this date to meet its commitments during fiscal 2009 and 2010, the Company cannot estimate with any degree of certainty either the time or the amount of funds that will be required to acquire and conduct additional exploration activities on new prospects. Certain of the Company's planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company. The Company may seek additional equity financing during fiscal 2009 and 2010, including the potential exercise of outstanding options and warrants. The inability of the Company to raise further equity financing could adversely affect the Company's business plan, including its ability to acquire additional properties and perform exploration activities on existing properties. If additional equity is not available, the Company may seek exploration partners to assist in funding acquisition or exploration efforts. Historically, the Company has been able to successfully raise capital as required for its business needs; however, no assurances are made by the Company that it can continue to raise debt or equity capital for a number of reasons including its history of losses and property writedowns, the fluctuation in the price of its common stock, the number of shares outstanding and the Company’s limited and speculative asset base of exploration properties and prospects.

D.   Trend Information

The cyclical nature of the prices of metals, particularly the price of gold, is reasonably likely to have an effect on the Company’s liquidity and capital resources. If the price of gold or the worldwide demand for gold decreases, there would likely be an adverse effect on the Company’s ability to raise additional funding and attract exploration partners for its Properties.

E.   Off-Balance Sheet Arrangements.

As of December 22, 2008, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.   Contractual Obligations

The Company's long-term debt and operating lease obligations as of October 31, 2008 were as follows (in U.S. dollars):

Contractual obligations	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-term Debt	$ 982,000	$ 982,000	$ -	$ -	$ -
Operating Lease Obligations	22,000	22,000	-	-	-
Total Contractual Obligations	$ 1,004,000	$ 1,004,000	$ -	$ -	$ -

The long-term debt represents the discounted value of the remaining payment due under the agreement to acquire the common shares of Cachambix described in “B. Results of Operations” above. The obligation of $1,000,000 (U.S.) is due in February 2009 and is recorded in Canadian dollars on the consolidated balance sheet of the Company as a note payable less unamortized discount based on an imputed interest rate of 7.6%.

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Additionally, the Company has lease payments totaling $1,800,000 (Brazilian Real) required to maintain its interest in its Piranha Property. While these payments are not fixed obligations since the Company can abandon the Property at any time without penalty or further payments, these payments are required in order to maintain the Company's interest. The timing of all such payments is as follows (all amounts are approximate and are in U.S. dollars): $31,000, $51,000, $73,000 and $664,000, due in fiscal years 2010, 2011, 2012 and 2013, respectively.

G.   Related Parties

During the first three quarters of fiscal 2009 and 2008, a director was paid consulting fees of $90,000 and $137,895, respectively, for advisory services to the Company. Directors’ fees totaling $112,000 were paid during the third quarter of fiscal 2009. During the second quarter of fiscal 2008 another director was paid consulting fees of $10,000 for advisory services to the Company.

H.   Proposed Transaction

On May 9, 2008, the Company and Gold Fields Holdings Company BVI Ltd. ("Gold Fields") entered into a letter of intent (“the LOI”) whereby the Company will acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below. The Company will issue $1,000,000 in common shares for the Bom Jardim Property.

The number of Company shares to be issued to Gold Fields will be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the LOI (being $0.48). The parties have agreed to negotiate a definitive agreement governing the terms of the transaction in detail which is anticipated to be executed during calendar 2009 after the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence. Completion of the acquisition is conditional on the completion of the reorganization by Gold Fields of the corporate structure within which the Bom Jardim Property is presently held. On closing, the Company will acquire the subsidiary of Gold Fields that holds all of the outstanding shares (or quotas) of the Brazilian “limitada” in which the Bom Jardim Property will be held in exchange for the Company shares.

Gold Fields will have the one-time option, two years after closing the sale of the Bom Jardim Property, to back-in to earn a 60% interest in the company indirectly holding the Bom Jardim Property by spending on the Bom Jardim Property, over the next three years, an amount equal to two times the expenditures made by the Company on the Bom Jardim and Circulo properties from closing to the second anniversary of closing. If Gold Fields elects not to back-in, Gold Fields will be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property. If Gold Fields acquires the 60% interest, it will have the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Bom Jardim Property or by spending a further $10 million on the Bom Jardim Property over the succeeding three year period. Thereafter the parties will contribute proportionately to further expenses. The Company will have the option to request Gold Fields to lend to the Company sufficient funds to meet the Company’s share of the cost of placing the Property into production, in which case Gold Fields’ interest will be increased to 75%.

I.   Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

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Mineral Properties and Deferred Expenditures

Direct acquisitions, evaluation and exploration expenditures are capitalized, reduced by related sundry income, to be amortized over the recoverable mineral reserves if a property is commercially developed. When an area is disproved or abandoned, capitalized expenditures are written down to net realizable value. The Company recorded write-downs totaling approximately $21,000 and $89,000 during the nine months ended October 31, 2008 and 2007, respectively.

Long-Lived Assets

Long-lived assets include mineral properties and deferred expenditures and equipment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds.

Income Taxes

The Company files a separate Canadian income tax return. The Company's United States subsidiaries file a consolidated United States income tax return. Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where net future income tax assets are not more likely than not to be realized.

Stock Based Compensation

The Company uses the fair-value based method to account for all stock-based payments to employees and non-employees granted after February 1, 2002 by measuring the compensation cost of the stock-based payments using the Black-Scholes option-pricing model. The fair value of the stock-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Nine Months Ended October 31,
	2008	2007
Expected dividend yield	0%	0%
Expected volatility	72 to 76%	69 to 70%
Risk-free interest rate	2.9% to 3.1%	4.00 to 4.5%
Expected life	3.5 years	2.5 years
Weighted average fair value of options granted	$ 0.29	$ 0.38

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the nine months ended October 31, 2008 and 2007:

	Nine Months Ended October 31,
	2008	2007
Consulting	$ 46,274	$ 124,810
Salaries	351,450	216,704
	$ 397,724	$ 341,514

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported

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in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

J.   Recent Accounting Pronouncements

Recent Accounting Pronouncements in Canada

•	Accounting Changes

Effective February 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1506, Accounting Changes. The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

•	Capital Disclosures

The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. This new section will be effective for the Company beginning February 1, 2008. The Company does not expect the impact of the adoption of this new section on the financial statements to be significant.

•	Goodwill and Intangible Assets

On January 8, 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064 is applicable to the Company commencing October 1, 2008 and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Company is currently evaluating the effects of adopting these standards.

Recent Accounting Pronouncements in the United States

•

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 141(R) “Business Combinations (revised 2007). This statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Statement No. 141(R) is effective for business combinations which would take place in the Company’s fiscal year beginning February 1, 2009. The Company has not yet determined the impact, if any, of adopting Statement No. 141(R) on its consolidated financial statements.

•

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 160 “Noncontrolling Interests in Consolidated Financial Statements”. This statement establishes guidance in accounting for non-controlling interest in a subsidiary and in deconsolidation of a subsidiary. Statement No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of adopting Statement No. 160 but does not expect that it will have a material effect on the consolidated financial statements.

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•

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. This statement requires enhanced disclosures about an entity’s derivative and hedging activities. Statement No. 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting Statement No. 161 but does not expect that it will have a material effect on the consolidated financial statements.

K.    Disclosure of Outstanding Share Data

As of December 22, 2008, the Company has issued and outstanding a total of 85,237,621 common shares. The Company had a total of 9,026,666 warrants to purchase common shares outstanding as of December 22, 2008, as follows:

Number of Warrants Outstanding	Exercise Price	Date of Expiry
4,626,666	$1.25	March 22, 2009
4,400,000	$1.30	January 24, 2010

Equity Compensation Plan Information as of December 22, 2008
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	8,967,526	$1.15	3,835,331
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	8,967,526	$1.15	3,835,331

Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant. The options granted under the Company’s stock option plan are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter) and have a term of five years. Options are issued at the discretion of the Board of Directors.

In November 2008, the Company's board of directors approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). The Company intends to seek shareholder ratification of the Rights Plan at the next meeting of its shareholders. If the Rights Plan is ratified by the shareholders within six months of the date of adoption, it will have an initial term which expires at the annual general meeting of shareholders of the Company to be held in 2012, unless terminated earlier. The Rights Plan may be extended beyond 2012 by resolution of shareholders at such meeting. The TSX Venture Exchange has accepted for filing the Rights Plan, subject to shareholder ratification.

The Rights Plan has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") which has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the

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premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to ensure equal treatment of shareholders and to provide the Board with sufficient time, in the event of a take-over bid or tender offer for voting shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganization or restructuring. The directors need time to consider, and if appropriate, pursue such alternatives.

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EXHIBIT 3

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Mark E. Jones, III, Chief Executive Officer of Brazauro Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Brazauro Resources Corporation (the issuer) for the interim period ending October 31, 2008.
2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 22, 2008

/s/ Mark E. Jones, III

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)            controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)           a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

EXHIBIT 4

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Brian C. Irwin, Chief Financial Officer of Brazauro Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Brazauro Resources Corporation (the issuer) for the interim period ending October 31, 2008.
2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 22, 2008

/s/ Brian C. Irwin

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)            controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)           a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.